SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange
                                   Act of 1934

                           Rampart Capital Corporation

                              (Name of the Issuer)

                           Rampart Capital Corporation
                                Charles W. Janke
                               James H. Carpenter

                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   75-1569104

                      (CUSIP Number of Class of Securities)

                               James H. Carpenter
                      President and Chief Operating Officer
                           Rampart Capital Corporation
                            16401 Country Club Drive
                              Crosby, Texas  77532
                                 (713) 223-4610

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                                Chris A. Ferazzi
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                           Houston, Texas  77002-2764
                                 (713) 226-0600


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This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (Sec.Sec.240.14a-1 through 240.14b-2), Regulation 14C (Sec.Sec.240.14c-1 through 240.14c-101 ) or Rule 13e-3(c) (Sec.240.13e-3(c) )
under  the  Securities  Exchange  Act  of  1934  ("the  Act").

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A  tender  offer.

d. [ ]  None  of  the  above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee

       Transaction valuation*                         Amount of filing fee
       ----------------------                         --------------------
            $2,096,715                                         $420
       ----------------------                         --------------------

*Rampart Capital Corporation will be purchasing a maximum of 645,143 pre-split shares of its common stock for $3.25 per share for a total of $2,096,715. These shares represent the maximum estimated pre-split shares that will result in fractional interests to be cashed out in the reverse stock split.

[ ] Check the box if any part of the fee is offset as provided by Sec.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:
                       ----------------------                 ------------------

Form or Registration No.:                        Date Filed:
                         --------------------               --------------------


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                                  INTRODUCTION

Rampart Capital Corporation ("Rampart" or the "Company"), Charles W. Janke and James H. Carpenter hereby submit this Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement"). This Statement relates to a proposed amendment to Rampart's Restated Articles of Incorporation to effect, alternatively, as determined by the board of directors of Rampart in its discretion, one of three alternative reverse stock splits of the common stock of Rampart. The reverse split ratios are 1-for-45,000, 1-for-75,000 and 1-for-100,000 shares. The amendment to Rampart's Restated Articles of Incorporation is subject to the approval of holders of a majority of Rampart's outstanding capital stock as of August 4, 2003 the record date fixed by the board of directors of Rampart. Rampart filed concurrently with this Statement a preliminary proxy statement on Schedule 14A (the "Proxy Statement") which describes the amendment and related matters in more detail, as well as other annual meeting proposals.

This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM  1.  SUMMARY  TERM  SHEET.

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM  2.  SUBJECT  COMPANY  INFORMATION.

(a) The information set forth on the cover page of the Proxy Statement is incorporated herein by reference.

(b)     The  exact  title  of the subject class of the equity security is Common
Stock, par value $.01 per share. The information set forth in the Proxy Statement under the caption "Additional Information Regarding the Reverse Split-Market for Common Stock" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Additional Information Regarding the Reverse Split-Market for Common Stock" and "Additional Information Regarding the Reverse Split-Dividend Policy" is incorporated herein by reference.

(d)     The  information  set  forth  in  the  Proxy Statement under the caption
"Additional Information Regarding the Reverse Split-Changes in Management Team and Conduct of the Business After the Reverse Split" is incorporated herein by reference

(e)-(f)  Not  applicable.

ITEM  3.  IDENTITY  AND  BACKGROUND  OF  FILING  PERSON.

(a) The filing persons are Rampart Capital Corporation (the subject company), Charles W. Janke, Chairman of the Board, Chief Executive Officer and a director of Rampart, and James H. Carpenter, President and Chief Operating Officer and a director of Rampart. The business address and telephone numbers of the filing persons and Charles F. Presley, Rampart's Chief Financial Officer are 16401 Country Club Drive, Crosby, Texas 77532 and (713)223-4610. The name and address of Rampart's non-employee directors are as follows:


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William F. Mosley          7505 Shadyvilla Lane, Houston, Texas  77055-5005
Michael V. Ronca           17318 Chagall Lane, Spring, Texas  77379
James J. Janke             1145 North Shepherd Drive, Houston, Texas  77008-6594
James W. Christian         2302 Fannin, Suite 500, Houston, Texas  77002

(b)     Not  applicable.

(c) The information set forth in the Proxy Statement under the captions "Item 2. Election of Directors-Nominees for Director" and "Item 2. Election of Directors-Non-Director Executive Officers" is incorporated herein by reference.

Rampart is a corporation incorporated under the laws of the State of Texas. Each of Charles W. Janke and James H. Carpenter and each of the other persons specified in Item 3(a) above is a citizen of the United States. No filing person nor any other person specified in Item 3(a) above has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM  4.  TERMS  OF  THE  TRANSACTION.

(a) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Questions and Answers", "Item 1. Amendment to Our Restated Articles of Incorporation", "Special Factors-Purpose of and Reasons for the Reverse Split", "Special Factors-Effects of the Reverse Split", "Special Factors-Material Federal Income Tax Consequences of the Reverse Split, and "Additional Information Regarding the Reverse Split-Special Interests of Current and Prospective Directors and Executive Officers in the Reverse Split" is incorporated herein by reference.

(c) The information contained in the Proxy Statement under the captions "Special Factors-Effects of the Reverse Split" and "Additional Information Regarding the Reverse Split-Special Interests of Current and Prospective Directors and Executive Officers in the Reverse Split" is incorporated herein by reference.

(d)     The  information  contained  in  the  Proxy Statement under the captions
"Additional Information Regarding the Reverse Split-Dissenters' and Appraisal Rights" is incorporated herein by reference.

(e) The information contained in the Proxy Statement under the caption "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Split" is incorporated herein by reference.


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
(f) The information contained in the Proxy Statement under the caption "Special Factors-Effects of the Reverse Split" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     The  information  contained  in  the  Proxy  Statement under the caption
"Additional Information Regarding the Reverse Split-Certain Relationships and Related Transactions" is incorporated herein by reference.

(b)-(c) The information contain in the Proxy Statement under the captions "Special Factors-Alternatives Considered", "Special Factors-Background of the Reverse Split" and "Additional Information Regarding the Reverse Split-Changes in Management Team and Conduct of the Business After the Reverse Split" is incorporated herein by reference.

(e)     The  information  contained  in  the  Proxy Statement under the captions
"Additional Information Regarding the Reverse Split-Certain Relationships and Related Transactions" and "Additional Information Regarding the Reverse Split-Sources of Funds and Expenses" is incorporated herein by reference.

ITEM  6.  PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

(b)     The  information  contained  in  the  Proxy  Statement under the caption
"Additional Information Regarding the Reverse Split-Changes in Management Team and Conduct of the Business After the Reverse Split" is incorporated herein by reference.

(c) The information contained in the Proxy Statement under the captions "Special Factors-Effects of the Reverse Split", "Additional Information Regarding the Reverse Split-Changes in Management Team and Conduct of the Business After the Reverse Split" and "Additional Information Regarding the Reverse Split-Sources of Funds and Expenses" is incorporated herein by reference

ITEM  7.  PURPOSES,  ALTERNATIVES,  REASONS  AND  EFFECTS.

(a) The information contained in the Proxy Statement under the caption "Special Factors-Purposes of and Reasons for the Reverse Split" is incorporated herein by reference.

(b) The information contained in the Proxy Statement under the caption "Special Factors-Alternatives Considered" is incorporated herein by reference.

(c) The information contained in the Proxy Statement under the caption "Special Factors-Purposes of and Reasons for the Reverse Split" is incorporated herein by reference.

(d) The information contained in the Proxy Statement under the captions "Special Factors-Effects of the Reverse Split" and "Special Factors-Material Federal Income Tax consequences of the Reverse Split" is incorporated herein by reference.


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
ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(e) The information contained in the Proxy Statement under the captions "Special Factors-Purposes of and Reasons for the Merger", "Special Factors-Alternatives Considered", "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Split" and "Special Factors-Opinion of Financial Advisor" is incorporated herein by reference.

(f)     Not  applicable.

ITEM  9.  REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS.

The information contained in the Proxy Statement under the caption "Special Factors-Opinion of Financial Advisor" is incorporated herein by reference.

ITEM  10.  SOURCE  AND  AMOUNTS  OF  FUNDS  OR  OTHER  CONSIDERATION.

The information contained in the Proxy Statement under the caption "Additional Information Regarding the Reverse Split-Source of Funds and Expenses" is incorporated herein by reference.

ITEM  11.  INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.

(a)     The information contained in the Proxy Statement under the caption "Item
2. Election of Directors-Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)     None.

ITEM  12.  THE  SOLICITATION  OR  RECOMMENDATION.

The information contained in the Proxy Statement under the captions "Questions and Answers" and "Special Factors-Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Split" is incorporated herein by reference.

ITEM  13.  FINANCIAL  STATEMENTS.

(a) The information contained in the Proxy Statement under the caption "Selected Historical Financial Data" is incorporated herein by reference. Rampart's audited financial statements as of and for the years ending December 31, 2001 and 2002 contained in our Annual Report Report on Form 10-KSB are incorporated herein by reference. Rampart's unaudited financial statements as of and for the three-month period ending March 31, 2003 contained in Quarterly Report on Form 10-QSB are hereby incorporated by reference.

We filed these financial statements with the Securities and Exchange Commission ("SEC") and they can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of the SEC's public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information that


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
Rampart files electronically with the SEC, including these financial statements, which can be accessed over the Internet at http://www.sec.gov. Rampart will provide a copy of these financial statements at no cost, by writing or telephoning it at Rampart Capital Corporation, Attention: J. H. Carpenter, 16401 Country Club Drive, Crosby, Texas 77532, (713) 223-4610.

(b)     Not  applicable.

ITEM  14.  PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.

The information contained in the Proxy Statement under the caption "Questions and Answers" is incorporated herein by reference.

ITEM  15.  ADDITIONAL  INFORMATION.

(b)     None.

ITEM  16.  EXHIBITS.

(a) Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to Rampart's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 26,
2003).

(b) Twelfth Amendment and Restatement of Loan Agreement with Southwest Bank of Texas, N. A. (incorporated by reference to Exhibit 10.3 to Rampart's Form 10-KSB for the year ending December 31, 2001 filed with the Securities and Exchange Commission on March 26, 2002).

     Thirteen Amendment to Loan Agreement with Southwest Bank of Texas N. A., amended March 31, 2002 (incorporated by reference to Exhibit 10.1 to Rampart's Form 10-QSB for the three months ending March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002).

     Fourteenth Amendment to Loan Agreement with Southwest Bank of Texas N.A., amended March 28, 2003 (incorporated by reference to Exhibit 10.1 to Rampart's Form 10-QSB for the three months ending March 31, 2003 filed with the Securities and Exchange Commission on May 15, 2003).

(c) Opinion of Wm. H. Murphy & Co., Inc. (incorporated herein by reference to Appendix B to Rampart's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 26, 2003).

(d), (f) and (g) Not applicable.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2003

                              RAMPART CAPITAL CORPORATION

                              By:  /s/ J. H. Carpenter
                                   J. H. Carpenter,
                                   President and Chief Operating Officer


                                   /s/ Charles W. Janke
                                   Charles W. Janke


                                   /s/ J. H. Carpenter
                                   J. H. Carpenter


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